SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Juniper Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

48203R104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

10,995,415*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,995,415*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,995,415*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

*  Includes 1,750,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,420,185*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,420,185*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,185*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

PN

*  Includes 3,250,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,420,185*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,420,185*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,185*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

CO

*  Includes 3,250,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of the close of business on February 24, 2014, an amends and supplements the Schedule 13D filed on January 13, 2014 (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$209,440,406
Elliott International Working Capital	$388,963,673

ITEM 4.Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 20, 2014, Elliott, Elliott International and the Issuer entered into a letter agreement (the “Agreement”).  Pursuant to the Agreement the Issuer agreed that (i) the Board of Directors of the Issuer (the “Board”) will nominate each of Kevin DeNuccio and Gary Daichendt for election as directors of the Company at the 2014 Annual Meeting of Stockholders of the Company (the “Annual Meeting”), (ii) the Board shall also nominate no more than seven incumbent directors for re-election at the Annual Meeting, in addition to the nominations of Messrs. DeNuccio and Daichendt, and (iii) during the period from the date of the Agreement until the Expiration Date (as defined in the Agreement) (such period, the “Restricted Period”) the size of the Board will not exceed 12 directors.

As part of the Agreement, Elliott has agreed to, among other things, vote, or cause to be voted, all shares of Common Stock and other voting securities in favor of the directors nominated by the Board at the Annual Meeting.  Elliott has also agreed to certain customary standstill restrictions during the Restricted Period (as set forth in the Agreement).

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit C and incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 505,004,236 shares of Common Stock outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

Elliott individually beneficially owns 10,995,415 shares of Common Stock, including 1,750,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 2.2% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 20,420,185 shares of Common Stock, including 3,250,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 4.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own  31,415,600 shares of Common Stock, including 5,000,000 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 6.2% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons in the Common Stock since the filing of the initial Schedule 13D are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 1,750,000 shares of Common Stock at a price of $11.00 per Share, if such right is exercised prior to or on April 19, 2014.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 3,250,000 shares of Common Stock at a price of $11.00 per Share, if such right is exercised prior to or on April 19, 2014.

On February 20, 2013, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit C hereto.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Elliott Management’s Perspectives (previously filed)

Exhibit C - Letter Agreement, dated February 20, 2014, between Juniper Networks, Inc., Elliott Associates, L.P. and Elliott International, L.P.

Schedule 1 - Transactions of the Reporting Persons Effected Since the Filing of the Initial Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	February 24, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
Since the Filing of the Initial Schedule 13D

The following transactions were effected by Elliott Associates, L.P. since the filing of the initial Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
07-Feb-2014	Common Stock	2,632,900.000000	13.000000
07-Feb-2014	Common Stock	3,675,000.000000	10.000000

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) since the filing of the initial Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
07-Feb-2014	Common Stock	1,400,000.000000	11.000000

The following transactions were effected by Elliott International, L.P. since the filing of the initial Schedule 13D:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
07-Feb-2014	Common Stock	4,889,800.000000	13.000000
07-Feb-2014	Common Stock	6,825,000.000000	10.000000
07-Feb-2014	Common Stock	2,600,000.000000	11.000000

EXHIBIT C

Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

February 20, 2014

Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, NY 10019
Attention: Jesse A. Cohn

Gentlemen:

This letter (this “Agreement”) constitutes the agreement between Juniper Networks, Inc., a Delaware corporation (the “Company”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (together with Elliott Associates, the “Investors”), with respect to the matters set forth below.

1.
The Nominating and Corporate Governance Committee of the Board of Directors of the Company (the “Board”) has recommended that the Board nominate, and the Board has agreed to, and will, nominate, each of Kevin DeNuccio and Gary Daichendt (each, a “New Independent Director”) for election as directors of the Company at the 2014 Annual Meeting of Stockholders of the Company (the “2014 Annual Meeting”). In addition to the New Independent Directors, the Board shall also nominate not more than seven (7) incumbent directors for re-election at the 2014 Annual Meeting (such incumbent directors, together with the New Independent Directors, the “Company Nominees”). The Company and the Investors agree that if any New Independent Director is unable for any reason to serve as a director, the Board shall select another candidate from among the candidates discussed by the parties who qualifies as “independent” under the applicable independence requirements applicable to the Company under law, stock exchange rules and the Company’s corporate governance guidelines and policies. During the Restricted Period (as defined below), the size of the Board shall not exceed twelve (12) directors.

2.
In connection with the 2014 Annual Meeting, (i) the Company will recommend that the Company’s stockholders vote in favor of the election of each of the Company Nominees, solicit proxies for each of the Company Nominees, and cause all Voting Securities represented by proxies granted to it (or any of its officers, directors or representatives) in favor of each of the Company Nominees and (ii) the Investors will vote or cause to be voted all Voting Securities beneficially owned by them on the record date for the 2014 Annual Meeting in favor of each of the Company Nominees. The Company agrees that the 2014 Annual Meeting will be held no later than May 30, 2014.

3.	The Company has prepared a press release relating to its Integrated Operating Plan and certain other matters (the “Company Press Release”), a copy of which is attached as Exhibit

A. On or prior to 2:30 p.m., Pacific time, on February 20, 2014, the Company plans to issue the Company Press Release. Neither of the Investors nor any of their Affiliates or Associates shall make any public statement regarding the subject matter of this Agreement or the matters set forth in Exhibit A prior to the issuance of the Company Press Release. Other than the statement by the Investors included in the Company Press Release and the filing of an amendment to the Schedule 13D previously filed by the Investors attaching this Agreement as an exhibit to the Schedule 13D, neither of the Investors nor any of their Affiliates or Associates shall make any public statement regarding the subject matter of this Agreement in connection with the initial announcement of such matters, if such public statement would be inconsistent with the content of the Company Press Release; provided, that, for the avoidance of doubt, subject to compliance with paragraph 7, this provision will not restrict any statement of the Investors, or of their Affiliates or Associates, from and after the tenth (10th) business day following the issuance of the Company Press Release.

4.
Notwithstanding anything to the contrary herein, in the event that the Company has not issued the Company Press Release in the form attached as Exhibit A by 2:30 p.m., Pacific time, on February 20, 2014, then (i) the Investors and their Affiliates shall be permitted to submit a notice of nomination and stockholder proposals to the Company in connection with the 2014 Annual Meeting and (ii) the Company will accept such submission by email at any time prior to 2:00 p.m., Pacific time, on February 26, 2014. If the Investors or their Affiliates file a notice of nomination and stockholder proposals as contemplated by this paragraph 4, and such notice otherwise complies in all material respects with the requirements of the Company’s bylaws, if requested in writing by the Investors, the Company will take such actions as are necessary for such notification of nomination and stockholder proposals to be effective (i.e., to permit the nominations and proposals set forth therein to be made at the 2014 Annual Meeting) notwithstanding any timing or form of submission requirements set forth in the Company’s bylaws.

5.
From the date of this Agreement to the Expiration Date (the “Restricted Period”), none of the Investors shall, and each Investor shall cause its respective Affiliates and Associates and its and their respective principals, directors, general partners, officers, employees, and agents and representatives acting on its behalf not to, in any way, directly or indirectly (in each case except as expressly permitted by this Agreement):

(a)  engage in any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents;

(b) form or join or in any way participate in any a “group” as defined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Voting Securities, other than solely with other Affiliates of one or both of the Investors with respect to Voting Securities now or hereafter owned by them;

(c)  acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities or assets, or rights or options to acquire any Voting Securities or assets, of the Company or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Voting Securities, in the case of Voting Securities if such acquisition or transaction would result in the Investors having beneficial ownership of more than 9.99% of the voting power of the Voting Securities or economic exposure to more than 14.99% of the Voting Securities;

(d)  make or in any way participate as an offerer (as such term is defined in Schedule TO under the Exchange Act), directly or indirectly, in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or its securities or assets (each, an “Extraordinary Transaction”) (it being understood that the foregoing shall not restrict the Investors from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company, or from participating in any such transaction that has been approved by the Board); or make, directly or indirectly, any public proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require the Company to make a public announcement regarding any of the types of matters set forth above in this paragraph;

(e)  enter into a voting trust, arrangement or agreement or subject any Voting Securities to any voting trust, arrangement or agreement, in each case other than solely with other Affiliates of one or both of the Investors, with respect to Voting Securities now or hereafter owned by them;

(f)  (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board or (ii) seek, alone or in concert with others, the removal of any member of the Board;

(g) make any proposal for consideration by the Company’s stockholders at any annual or special meeting of stockholders of the Company; or
(h) make any request or submit any proposal to amend the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal;

; provided, that the provisions of this paragraph 5 shall terminate automatically upon the earliest to occur of (x) the announcement by the Company of a definitive agreement with respect to any Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Voting Securities, (y) the commencement of any tender or exchange offer (by a person other than the Investors or their Affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Voting Securities, where the Company files a Schedule 14D-9 (or any amendment thereto), other than a “stop, look and listen” communication by the Company pursuant to Rule 14d-9(f) promulgated under the

Exchange Act, that does not recommend that the Company’s stockholders reject such tender or exchange offer or (z) the adoption by the Board of any amendment to the certificate of incorporation or bylaws of the Company that would reasonably be expected to substantially impair the ability of a stockholder to submit nominations for election to the Board or stockholder proposals in connection with the Company’s 2015 Annual Meeting of Stockholders.

6.
Notwithstanding the foregoing, during the Restricted Period, the Investors and their respective Affiliates may communicate privately with the Company’s (i) directors, (ii) Chief Executive Officer, Chief Financial Officer, General Counsel or Investor Relations personnel or (iii) advisors at Goldman, Sachs & Co. or Wilson Sonsini Goodrich & Rosati, Professional Corporation, but only so long as such private communications are not intended to, and would not reasonably be expected to, require any public disclosure thereof.

7.
During the Restricted Period, the Company and the Investors shall each refrain from making, and shall cause their respective Affiliates and Associates and its and their respective principals, directors, stockholders, members, general partners, officers and employees not to make, any statement or announcement that both relates to and constitutes an ad hominem attack on, or that both relates to and otherwise disparages, impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any of the Investors: the Company or any of its Affiliates or subsidiaries or any of its or their respective officers or directors or any person who has served as an officer or director of the Company or any of its Affiliates or subsidiaries, (b) in the case of statements or announcements by the Company: the Investors and the Investors’ advisors, their respective employees or any person who has served as an employee of the Investors and the Investors’ advisors. The foregoing shall not (i) prevent the Investors from engaging in any communications permitted by paragraph 6 or (ii) restrict the ability of any person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought. Notwithstanding the foregoing, nothing herein shall prevent the Investors from making public or private statements regarding the Company’s operations, performance or compliance with the plans set forth in the Company Press Release or regarding any Extraordinary Transaction announced by or in respect of the Company (other than by the Company or its Affiliates), in each case so long as such statements do not expressly target any individual.

8.
As used in this Agreement, the term (a) “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (c) “Associate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Associates of any Person subsequent to the date of this Agreement; (d) “Voting Securities” shall mean the shares of the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies; (e) “business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed; (f) “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; and (g) “Expiration Date” means the date that is the earliest of (i) the first anniversary of the date hereof, (ii) the date that is twenty (20) days prior to the last date pursuant to which stockholder nominations for director elections are permitted pursuant to the Company’s bylaws with respect to the next election of directors after the 2014 Annual Meeting, (iii) 2:30 p.m., Pacific time, on February 20, 2014 if the Company has not at that time issued the Company Press Release in accordance with paragraph 3, or (iv) such time as the Company issues a preliminary proxy statement, definitive proxy statement or other proxy materials in connection with the 2014 Annual Meeting that are inconsistent with the terms of this Agreement.

9.
Each of the Investors, severally and not jointly, represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such Investor, enforceable against it in accordance with its terms; (b) as of the date of this Agreement, they are the beneficial owners of an aggregate of 31,415,600 shares of Voting Securities; and (c) except as discussed by the parties, neither of the Investors nor any of their Affiliates is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to the Voting Securities.

10.
The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; and (c) does not and will not violate any law, any order of any court or other agency of government, the Company’s Certificate of Incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

11.
The Company and the Investors each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

12.	This Agreement constitutes the only agreement between the Investors and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings,

negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Any purported transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

13.
If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

14.
This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Investors and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 16 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each of the parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

15.	This Agreement is solely for the benefit of the parties and is not enforceable by any other Person.

16.
All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company to:

Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089
Attn:  Mitchell Gaynor, Executive Vice President and General Counsel
email:  mgaynor@juniper.net

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas, 40th Floor
New York, NY 10019
Attn:  Warren S. de Wied
email:  wdewied@wsgr.com

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attn:  Katharine A. Martin
                              Bradley L. Finkelstein
email:  kmartin@wsgr.com
                                    bfinkelstein@wsgr.com

If to the Investors:

Elliott Associates, L.P.
Elliott International, L.P.
40 West 57th Street
New York, NY 10019
Attn:  Jesse Cohn
email:  jcohn@elliottmgmt.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn:  Robert B. Schumer
          Steven J. Williams
email:  rschumer@paulweiss.com
            swilliams@paulweiss.com

At any time, any party may, by notice given in accordance with this paragraph to the other party, provided updated information for notices hereunder.

17.
Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

18.
This Agreement may be executed by the parties in separate counterparts (including by fax, .jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Signature page follows.]

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours,

JUNIPER NETWORKS, INC.

By:	/s/ Mitchell L. Gaynor
Name: Mitchell L. Gaynor
Title: Executive Vice President, General Counsel and Secretary

Accepted and agreed to as of the date first written above:

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P.,
its General Partner

By:	Braxton Associates, Inc.,
its General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

[Signature Page to Letter Agreement]